UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Zoetis Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-069617
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Campus Drive, Florham Park, NJ	07932
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐
Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Securities to be Registered.
On November 14, 2014, the Board of Directors (the Board) of Zoetis Inc. (the Company) declared a dividend of one right (a Right) for each outstanding share of common stock, par value $0.01 per share, of the Company (the Common Stock) to stockholders of record at the close of business on November 24, 2014 (the Record Date).  Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a Unit) of a Series A Junior Participating Preferred Stock, par value $0.01 per share, (the Series A Junior Participating Preferred Stock), at a specified purchase price of $200.00 per Unit. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 14, 2014 (the Rights Agreement), between the Company and Computershare Trust Company, N.A. as Rights Agent.

Following is a summary of the terms of the Rights Agreement.  The following summary is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Certificates; Exercise Period.  Initially, the Rights will be attached to all certificates of Common Stock representing shares then outstanding, and no separate rights certificates (Rights Certificates) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (Distribution Date) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the Stock Acquisition Date), other than as a result of (a) repurchases of stock by the Company, (b) preexisting beneficial ownership in excess of fifteen percent (15%) or more (provided such stockholders do not acquire an additional 0.001% of Common Stock), or (c) certain inadvertent actions by institutional or certain other stockholders, and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on November 16, 2015 (the Final Expiration Date), unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Common Stock issued prior to the Distribution Date will be issued with the Rights.

Preferred Share Provisions.  Each one one-thousandth of a share of Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.001 per one one-thousandth of a share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1 per one one-thousandth of a share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	will have the same voting power as one share of Common Stock; and

•
if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Flip-in Trigger.  In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-over Trigger.  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature.  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
Equitable Adjustments.  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights.  At any time prior to the earlier to occur of (i) 10 business days following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement) or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights.  Any of the provisions of the Rights Agreement may be amended by the Board of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Miscellaneous.  Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Anti-Takeover Effects.  The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.
This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.	Exhibits.

Exhibit No.	Description

1
Rights Agreement, dated as of November 14, 2014, between the Company and Computershare Trust Company, N.A., as Rights Agent including the form of Certificate of Designations as Exhibit A, the form of Rights Certificate as Exhibit B and the form of Summary of Rights to Purchase Preferred Stock as Exhibit C (Incorporated by reference to Exhibit 4.1 to the Form 8−K filed by Zoetis Inc. on November 17, 2014).

2	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8−K filed by Zoetis Inc. on November 17, 2014).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 17, 2014

ZOETIS INC.

By:	/s/ Heidi C. Chen
Name:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1
Rights Agreement, dated as of November 14, 2014, between the Company and Computershare Trust Company, N.A., as Rights Agent including the form of Certificate of Designations as Exhibit A, the form of Rights Certificate as Exhibit B and the form of Summary of Rights to Purchase Preferred Stock as Exhibit C (Incorporated by reference to Exhibit 4.1 to the Form 8−K filed by Zoetis Inc. on November 17, 2014).

2	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8−K filed by Zoetis Inc. on November 17, 2014).